Exhibit (a)(5)(F)

FREQUENTLY ASKED QUESTIONS FOR
HOLDERS OF STOCK OPTIONS AND RESTRICTED STOCK UNITS UNDER THE
ALLIANCE FIBER OPTIC PRODUCTS, INC.
2000 STOCK INCENTIVE PLAN

1. What is the purpose of this Q&A?

As you may know, Alliance Fiber Optic Products, Inc. (“AFOP” or the “Company”) has entered into an Agreement and Plan of Merger, dated as of April 7, 2016 (the “Merger Agreement”), by and among AFOP, Corning Incorporated (“Corning”) and Apricot Merger Company (“Purchaser”), a subsidiary of Corning.  In accordance with the terms of the Merger Agreement, Purchaser has launched a tender offer (the “Offer”) to purchase all of AFOP’s outstanding common stock at a price of $18.50 per share (the “Offer Price”) in cash.  Following the expiration of the Offer, Purchaser will merge with AFOP and AFOP will cease to be a publicly traded company and will instead become a wholly owned subsidiary of Corning (the “Merger”) subject to the satisfaction of certain conditions set forth in the Merger Agreement.

This Q&A is being provided to help explain what will happen, as a result of the Merger, to your outstanding options to purchase AFOP common stock (“Company Options”) and your outstanding restricted stock units in AFOP common stock (“Company RSUs”).  While the closing date of the Merger (the “Closing Date”) is uncertain, we expect that it will occur on or about May 20, 2016.  You can find additional information about the Merger Agreement and the Offer in AFOP, Corning and Purchaser’s public securities filings with the Securities and Exchange Commission that are discussed in Q&A 13 below.

In the event of any conflict between this Q&A and the actual terms of the Merger Agreement, the terms of the Merger Agreement shall control.

2. What is happening to my vested Company Options?

If, as of the Closing Date, you hold a vested and unexercised Company Option (“Outstanding Vested Option”), this option will be cancelled and converted into the right to receive a cash payment (the “Vested Option Cashout”) equal to the product of (i) the Offer Price less the per-share exercise price of such Outstanding Vested Option (the “Spread”) multiplied by (ii) the number of shares of AFOP’s common stock subject to the Outstanding Vested Option, reduced by any applicable tax withholding.  Payment of the Vested Option Cashout will be made within five (5) business days following the Closing Date, without interest.

3. What is happening to my unvested Company Options?

If, as of the Closing Date, you hold an unvested and unexercised Company Option (“Outstanding Unvested Option”), this option will be assumed by Corning and converted into an option to purchase shares of Corning common stock (an “Assumed Option”) covering that number of Corning shares and having that exercise price determined as described in Q&A 4 below.  The Assumed Option will generally be subject to the same terms and conditions set forth in your stock option agreement and the stock option plan governing such Assumed Option immediately prior to the Closing Date, including terms governing expiration and vesting.  Vesting of an Assumed Option will be subject to your continued employment with Corning or an affiliate of Corning (including, following the Merger, the Company).

4. How will the number of shares of Corning common stock subject to Assumed Options and the exercise price of Assumed Options be determined?

The number of shares of Corning common stock underlying the Assumed Options will be determined by multiplying the number of shares of AFOP common stock subject to the Outstanding Unvested Option by a fraction (the “Conversion Ratio”), and rounding down to the nearest whole share.  The numerator of the Conversion Ratio will equal the Offer Price, and the denominator will equal the average closing price of a share of Corning common stock as reported on the New York Stock Exchange for the period of 10 consecutive trading days ending on (and including) the second trading day prior to the Closing Date, as set forth in the Merger Agreement.  The exercise price for each share of Corning common stock subject to the Assumed Option will be equal to the exercise price for each share of AFOP common stock subject to the Outstanding Unvested Option divided by the Conversion Ratio, and rounding up to the nearest whole cent.

5.  Can I exercise my Outstanding Vested Options prior to the Closing Date?

Yes, you may exercise any Outstanding Vested Options before the Closing Date.  If you wish to exercise your Outstanding Vested Options, you will have to complete the exercise process by no later than two (2) business days prior to the Closing Date (the “Exercise Deadline”), including payment for the aggregate exercise price plus, the amount of all applicable withholding taxes if you were granted the options while an employee of the Company.  If you attempt to exercise your Outstanding Vested Options at any time after the Deadline, the Company will not have a sufficient amount of time to process your exercise request, and instead, your Outstanding Vested Option will be automatically converted into the right to receive the cash payment described in Q&A 2 above.

6.  Should I exercise my Outstanding Vested Options prior to the Deadline?

No one at AFOP or at Corning is authorized to give you investment or tax advice.  You should consult with your personal legal, tax and financial advisors as to whether to exercise your Outstanding Vested Options.

If you exercise your Outstanding Vested Option prior to the Exercise Deadline, then, effective as of the exercise, you will have all of the rights and obligations of an AFOP stockholder. If the Offer is still open, you will be entitled to tender your shares of AFOP common stock for the Offer Price.  Alternatively, you will be entitled to hold the shares until the Closing Date, at which time such shares will be cancelled in exchange for the Offer Price unless you properly invoke dissenting stockholder’s rights.

Under the Merger Agreement, holders of Outstanding Vested Options generally will receive the same amount of cash consideration (less the exercise price) on the same terms and conditions, as holders of AFOP common stock. Accordingly, there is no need to exercise your Outstanding Vesting Options to get the same economic benefit you would receive as a holder of the underlying shares of AFOP common stock. However, there may be some potential tax differences to you depending on whether or not you exercise your Outstanding Vested Options before the Exercise Deadline as is further explained in Q&A 9 through Q&A 10 below.  Please consult with your personal legal, tax and financial advisors.

7. What is happening to my vested Company RSUs?

If, as of the Closing Date, you hold a vested Company RSU (“Outstanding Vested RSU”), this stock unit will be cancelled and converted into the right to receive a cash payment (the “Vested RSU Cashout”) equal to the product of (i) the Offer Price multiplied by (ii) the number of shares of AFOP’s common stock subject to the Outstanding Vested RSU, reduced by any applicable tax withholding.  Payment of this Vested RSU Cashout will be made within five (5) business days following the Closing Date, without interest.

8. What is happening to my unvested Company RSUs?

If, as of the Closing Date, you hold an unvested Company RSU (“Outstanding Unvested RSU”), this award will be cancelled and converted into an unvested award entitling you to a payment in cash equal to the product of (i) the Offer Price multiplied by (ii) the number of shares of AFOP’s common stock subject to the Outstanding Vested Option, reduced by any applicable tax withholding.  This cash-settled award will generally be subject to the same terms and conditions set forth in your restricted stock unit agreement and the stock option plan governing such Outstanding Unvested RSU immediately prior to the Closing Date, including terms governing vesting. Vesting of the cash-settled award will be subject to your continued employment with Corning or an affiliate of Corning (including, following the Merger, the Company).

Q&A 9 through Q&A 11 provide a general summary of the U.S. federal income tax consequences of the above-described treatments of your Outstanding Vested Options and Outstanding Vested RSUs.  The summary is based upon current U.S. tax law and authorities, which are subject to change, possibly with retroactive effect.  The summary does not address any state, local or foreign or estate and gift tax consequences of the treatment of options.  The tax consequences will vary depending upon each holder’s particular situation.  You are again urged to seek advice from your legal, tax and financial advisors on this topic.

This information is intended for U.S. citizens or residents ONLY.  Holders of options and/or RSUs who are subject to non-U.S. taxation should seek advice from their legal, tax and financial advisors.

9.  What are the U.S. federal income tax consequences of holding my Outstanding Vested Options until the Closing Date and receiving the Vested Option Cashout?

The Vested Option Cashout payment will generally be treated as ordinary income in the year in which it is paid to you.  Note that if you are a current or former employee of AFOP, such payments will be paid less all applicable federal and state income and employment withholding taxes, including Social Security and Medicare taxes.  Such amounts will be reported on an IRS Form W-2 for tax year 2016, which you should receive in January 2017.

10. What are the U.S. federal income tax consequences if I exercise my Outstanding Vested Options prior to the Exercise Deadline and then receive cash payments for the shares that are issued to me?

Generally, if you are a U.S. citizen or resident subject to U.S. federal tax laws, the tax consequences of exercising your Outstanding Vested Options depends on whether the option qualifies as an incentive stock option (“ISO”) or non-statutory stock option (“NSO”) at the time of exercise, as is explained below.

NSOs

When you exercise an Outstanding Vested Option that is a NSO (most Outstanding Vested Options are NSOs), you will recognize ordinary income at the time of exercise in an amount equal to the product of (i) the fair market value of a share of AFOP common stock on the exercise date (as determined by the closing price of AFOP’s common stock that day on the Nasdaq Global Market) less the per-share exercise price of such Outstanding Vested Option multiplied by (ii) the number of shares of AFOP’s common stock subject to the Outstanding Vested Option.  If you are an employee or former employee, this income is subject to federal and state income and employment tax withholding.  As a condition to exercising your NSO, you will be required to satisfy this withholding obligation.  Such income will be reported on an IRS Form W-2 for tax year 2016, which you should receive in January 2017.  If you did not receive the Outstanding Vested Option for service as an employee, you may receive an IRS Form 1099-B reporting the cash proceeds you receive, and you should consult your tax advisor to ensure that you properly report the ordinary income reported on your IRS Form W-2 and the gross proceeds reported on the IRS Form 1099-B.

Your tax basis in the shares acquired on the exercise of your Outstanding Vested Option that is a NSO will be equal to the fair market value of such shares on the date of exercise.  Because such amount could differ from the Offer Price per share that you will ultimately receive, the actual amount payable for each share of common stock underlying your NSO could ultimately be less than this amount, resulting in the difference being treated, in general, as a capital loss.

Note that if you exercise your NSOs prior to the Exercise Deadline and the Merger does not close for any reason, you will still be required to recognize the ordinary income with respect to that exercise as described above.

ISOs

When you exercise an Outstanding Vested Option which is an ISO within the meaning of Section 422 of the U.S. Internal Revenue Code, you will not recognize any taxable income at the time of exercise.  However, assuming the resulting shares are tendered in the Offer or converted into cash pursuant to the Merger, such event will be treated as a disqualifying disposition of the shares and, as a result, you will generally recognize ordinary income upon the Closing.  This ordinary income will equal the product of (i) the fair market value of a share of AFOP common stock on the exercise date (as determined by the closing price of AFOP’s common stock that day on the Nasdaq Global Market) less the per-share exercise price of such Outstanding Vested Option multiplied by (ii) the number of shares of AFOP’s common stock subject to the Outstanding Vested Option.

If you exercise your ISOs prior to the Deadline, AFOP will not withhold any taxes at the time of exercise and will not withhold any taxes in connection with the latter disposition (either via tender in the Offer or conversion via the Merger) of the stock acquired from the exercise of your ISO.  The ordinary income you recognize because of the disqualifying disposition that occurs as a result of your participation in the Offer or Merger will be added to your exercise price in determining your basis in the AFOP shares you are deemed to sell in the Merger.  That ordinary income will not be subject to Social Security or Medicare taxes but will be subject to income tax and will be reported on an IRS Form W-2 for tax year 2016, which you should receive in January 2017.  You may also receive an IRS Form 1099-B reporting the cash proceeds you receive, and you should consult your tax advisor to ensure that you properly report the ordinary income reported on your IRS Form W-2 and the gross proceeds reported on the IRS Form 1099-B.  In particular, you may offset your basis in your shares against those proceeds in computing gain from the sale (but not in computing ordinary income).  Any additional gain you recognize will be taxed as a short-term capital gain.  You should check with your tax advisor to determine the proper payment of your income tax liability arising out of the disqualifying disposition of the ISO shares, including any requirement to make estimated tax payments.

Note that if you exercise your ISOs prior to the Deadline and the Merger does not close for any reason, you may be required to pay, in the year of exercise, alternative minimum tax with respect to the exercise of your ISOs.  You should consult with your tax advisor concerning the application of the alternative minimum tax to your exercise of ISOs.

11.  What are the U.S. federal income tax consequences with respect to cash out of my Outstanding Vested RSUs?

The Vested RSU Cashout payment that you receive for your Outstanding Vested RSU will generally be treated as ordinary income in the year in which it is paid to you.  Note that if you are a current or former employee of AFOP, such payments will be paid less all applicable federal and state income and employment withholding taxes, including Social Security and Medicare taxes.  Such amounts will be reported on an IRS Form W-2 for tax year 2016, which you should receive in 2017.

Additional Information

12. Whom should I consult if I have questions on the treatment of my Company Options and/or Company RSUs as a result of the Merger?

You may contact Anita Ho at AHo@AFOP.com if you have any questions.

13. Where can I find more information about the Merger Agreement, Offer and Merger?

The tender offer referenced in this communication has commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Corning and its acquisition subsidiary, the Purchaser, file with the U.S. Securities and Exchange Commission.  At the time the Offer was commenced on April 21, 2016, Corning and Purchaser filed a tender offer statement on a Schedule TO and AFOP filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

THE OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION.  AFOP STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN INFORMATION THAT HOLDERS OF AFOP STOCK SHOULD CONSIDER BEFORE MAKING ANY INVESTMENT DECISION REGARDING THEIR SECURITIES.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of AFOP stock at no expense to them.  The Offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov or at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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This document does not constitute legal, tax, or financial advice.  These Q&As are only a summary of the more significant effects of applicable U.S. federal income tax and does not discuss the provisions of the income tax laws of any state or foreign country in which you may reside.  You should consult with your own professional advisors as to the legal, tax, and financial or other matters relevant to your Company Options and/or Company RSUs.